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                           [Letterhead]

                                                                March 20, 1997

To Our Shareholders:

   On behalf of the Board of Directors of Communications Central Inc. (the "Company"), we wish to inform you that the Company has entered into an Agreement and Plan of Merger dated as of March 14, 1997 (the "Merger Agreement") with PhoneTel Technologies, Inc. and PhoneTel Acquisition Corp., its wholly owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock of the Company (including associated rights to purchase such stock, the "Shares") at a price of $12.85 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $12.85 per Share. Consummation of the Offer and the Merger is subject to certain conditions, including a condition relating to the financing of these transactions, as more fully described in the enclosed materials.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF THE COMPANY AND ITS
SHAREHOLDERS, AND HAS APPROVED THE OFFER AND THE MERGER. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of J.C. Bradford & Co. LLC, the Company's financial advisor, that the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

   In addition to the enclosed Schedule 14D-9, also enclosed is the Purchaser's Offer to Purchase dated March 20, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.
                                          On behalf of the Board of
                                          Directors,
                                          /s/ Rodger L. Johnson
                                          -------------------------------
                                          Rodger L. Johnson
                                          President and Chief Executive
                                          Officer